BRUUSH ORAL CARE INC.

128 WEST HASTINGS STREET, UNIT 210

VANCOUVER, BRITISH COLUMBIA V6B 1G8

CANADA

August 25, 2023

Attn: Benjamin Richie

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.
Amendment No 1. to Registration Statement on Form F-1
Filed August 2, 2023
File No. 333-272942

Dear Mr. Richie:

By letter dated August 17, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement on Amendment No.1 to Form F-1 filed on August 2, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. We are filing Amendment No. 2 to Registration Statement reflecting the following responses.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1.	We note your response to comment 1. It appears you are relying on the last sentence of Rule 457(g)(3) in determining that no fee is required for the registration of the common stock underlying the warrants or preferred stock. Given that it appears that you are seeking to register the resale of common shares, not the exercise of warrants or the conversion of the convertible notes, it is unclear why your reliance on the last sentence of Rule 457(g)(3) is appropriate. Please revise to calculate the registration fee based on the appropriate provisions of Rule 457 or advise.

Response: In response to the Staff’s comment, we have revised the filing fee table based on the Rule 457(o).

2.	Exhibits 10.7, 10.8 and 10.9 appear to be the Common Stock Purchase Warrant. As indicated on the Exhibit Index, please file the Registration Rights Agreement as Exhibit 10.7, the Securities Purchase Agreement as Exhibit 10.8 and the Convertible Note as Exhibit 10.9 or advise. Please retain the Common Stock Purchase Warrant as an exhibit as well.

Response: In response to the Staff’s comment, we have filed the Registration Rights Agreement as Exhibit 10.7, the Securities Purchase Agreement as Exhibit 10.8 and the Convertible Note as Exhibit 10.9, and retained Common Stock Purchase Warrant as Exhibit 4.8.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Thank you for your assistance in reviewing this filing.

Very truly yours,

/s/ Aneil Manhas
Aneil Manhas
Chief Executive Officer